

April 24, 2013

Via E-mail
Kirk R. Oliver
Chief Financial Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

> **Re:** **UGI Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2012**
> **Filed November 21, 2012**
> **Response dated April 16, 2013**
> **File No. 1-11071**

Dear Mr. Oliver:

We have reviewed your response dated April 16, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2012

Index to Financial Statements and Financial Statement Schedules, page F-2

Notes to Consolidated Financial Statements, page F-11

Note 4 – Acquisitions & Dispositions, page F-18

1. We reviewed your response to comment two in our letter dated April 4, 2013. Please tell us your basis for adjusting the numerators in the significance tests to reflect your ownership interest in AmeriGas Partners, L.P. ("AmeriGas Partners"). In doing so, please tell us your consideration of whether Rule 1-02(w)(1) – (3) of Regulation S-X's reference to "registrants and its other subsidiaries" suggests that you should not adjust the

numerators for controlled subsidiaries such as AmeriGas Partners. In addition, tell us if you are similarly adjusting the denominators in the significance tests and if not, why.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc: John Walsh
Chief Executive Officer